Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of SEPTEMBER 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A: Second Quarter 2022 Financial Results and Shareholder Letter

Second Quarter 2022 Highlights

  2Q 2022 Invoiced sales increased 7.8% compared to 2Q 2021 and 26.8% compared to pre-pandemic 2Q 2019, notwithstanding the closure of our Chinese factory in April and most of May
  Gross margin of 31.4%, compared to 36.1% in 2Q 2021 and 27.9% in 2Q 2019. 2Q 2022 margin impacted by rising raw materials and energy costs in addition to lower leverage of fixed costs in China due to the lockdown in China
  Operating profit of €1.1 million, compared to an operating profit of €1.5 million in 2Q 2021, which benefitted from an extraordinary one-off €1.4 million covid-related public support. 2Q 2022 operating profit of €1.1 million compares with an operating loss of (€7.8) million in 2Q 2019
  Cash of €59.8 million as of June 30, 2022, compared to €53.5 million as of December 31, 2021, and €39.8 million as of December 31, 2019

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 30, 2022--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for its second quarter and first half ended June 30, 2022.

Pasquale Natuzzi, Chairman of the Group commented: “We have been able to deliver sales above 2021 in the first part of the year, notwithstanding the closure of our Chinese factory which impacted negatively the second quarter. Since April, the business environment has been more challenging because of multiple external factors, such as the high level of inflation globally, the war in Europe, the continuing presence of COVID-19.

This market context encourages us to accelerate the transformation of our Group, that is on the way, to become more agile and cost effective. We are onboarding the key management team that will support the CEO in the transformation of the Group.”

Antonio Achille, CEO of the Group commented: “In a quarter characterized by external adverse conditions, we were able to deliver the sixth consecutive increase in sales in addition to a positive operating result.

Indeed, as previously anticipated during the second quarter our operations in China were affected by the strict lockdown measures imposed by the local Chinese authorities for most of the quarter in response to the resurgence of COVID-19 in some regions, including Shanghai where our own factory is located. Our Chinese factory produces Natuzzi Editions chiefly for the APAC and North America Regions. The impact in terms of missed production can be estimated in €15 million for the quarter, as the factory was completely closed from the end of March till the beginning of May when it resumed its operations albeit at 20% of its capacity and only during the first week of June the factory was allowed to run at full capacity.

In addition, 18 points of sales in China were closed from the end of March through the end of May.

The overall context in which we operate remains challenging. Rising inflation, higher interest rates, prospects for global economic slowdown, persisting high energy costs and geopolitical uncertainty continue to impact our industry, globally.

After a first part of the year marked by a stronger than expected demand for our products, we have seen a softer trend in the business since April. In our retail, in fact, we see in general lower traffic and consumers being more prudent in closing an order.

At the same time, also our retail partners, especially in North America, have in general witnessed a softer demand versus a very strong 2021. This has led them to postpone purchases of “new stock” products, while they are focusing on de-stocking.

As a result, since April we are reporting a slow-down in our orders, chiefly from the Wholesale channel.

Also in response to slower new demand, during the quarter, we focused on reducing our backlog to improve the service level and provide customer with a shorter and more reliable delivery time.

The order portfolio at the end of June was reduced at €102.0 million from €114.4 million at the beginning of the year. This allowed us to improve our service level to final customer: in August, 86% of the overall orders were delivered within the date requested by customers. We will continue working to bring our backlog to a normal level also in the coming weeks and months.

Our branded business continues gaining share on our total business: today it represents 90% of our total business, compared to 84% of one year ago. Within the “branded business”, our “affordable brand”, Natuzzi Editions, has been affected more than Natuzzi Italia, our high-end brand, confirming that, in market context such the current one the upper part of the consumer pyramid is more resilient.

Supply-chain environment remains quite volatile, with different trends across the production value chain.

Due to the persistent geopolitical instability and the spike in the energy costs, the overall cost of key raw materials (i.e., steel, wood, chemical and other oil-based products) continue increasing although at a lower speed compared to prior quarters. Our team is committed on several fronts to tackle inflation including a continued work to reduce the complexity of our product portfolio as well as to focus on a narrower number of strategic vendors in order to achieve volume-related synergies.

Conversely, the cost of transportation, especially for the longer routes Asia-North America, representing about 75% of total transportation cost, has started to revert its uptrend experienced during the last few quarters.

As for production, we continue to execute the Factory 4.0 program. After conducting our initial tests in one pilot-factory in Italy with positive results, we are implementing this new workflow and the associated technology to the remaining Italian plants. We will gradually extend the Factory 4.0 industrial model to the remaining factories outside Italy (China, Romania, Brazil).

We have made further steps toward strengthening the organization, that can support and execute the transformation of the Group, by hiring externally experienced professionals or promoting talented people within the Group. I am pleased to welcome these new managers within the leadership team:

- Domenico Ricchiuti, global Chief Operations Officer. Domenico joined the Group in 2009 as a Total Quality and Lean Manager. He then built his career in roles of increasing responsibility till becoming in 2018 Product Development and Innovation Director for all product categories.

- Emanuele Cheli, as the new South-West Europe & Emerging Market Director. Emanuele joins from Versace where he was Global Retail Director. His experience includes more than 15 years with PRADA where he covered multiple roles in merchandising, retail and customer care.

- Rita Valerio, Country Manager Iberica. Rita joins from Louis Vuitton, where she worked for more than 15 years, reaching the position of General Manager – Retail and E-commerce director for Spain, Portugal and other Mediterranean countries.

*****

2Q 2022 Consolidated Revenue

2Q 2022 consolidated revenue amounted to €116.9 million, an increase of 7.8% from €108.4 million in 2Q 2021, and 26.8% from €92.2 million in the pre-pandemic 2Q 2019.

As anticipated, due to the lockdown measures imposed in Shanghai for most of the quarter, 2Q 2022 consolidated revenue was affected by the loss of production from our Chinese factory, that we estimate for the quarter being in the region of €15 million. Excluding “other sales” of €4.9 million, 2Q 2022 invoiced sales from upholstered and other home furnishings products amounted to €112.0 million, an increase of 6.2% compared to 2Q 2021 and 26.8% compared to the pre-pandemic 2Q 2019.

To provide a better understanding of the different growth drivers of our operating model, invoiced sales from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. Branded/Unbranded business

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brands strategy:

  Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
  Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 2Q 2022, Natuzzi’s branded invoiced sales amounted to €98.7 million, an increase of 8.1% compared to 2Q 2021 and 38.7% compared to 2Q 2019.

The following is the contribution of each Brand to 2Q 2022 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €53.6 million, an increase of 34.2% compared to 2Q 2021 and 69.5% compared to 2Q 2019.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €45.1 million, a decrease of 12.2% compared to 2Q 2021, but an increase of 14.0% compared to the pre-pandemic 2Q 2019. The quarterly decrease is mainly attributable to lower deliveries from our factory in Shanghai as it was closed for most of the quarter following the lockdown imposed by local authorities. As anticipated, such restrictions have been lifted since the beginning of June and currently this factory is running at its standard rate.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €13.3 million, a decrease of 5.9% and 22.6% compared to 2Q 2021 and 2Q 2019, respectively. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B. Key Markets

Here below a breakdown of 2Q 2022 upholstery and home-furnishings invoiced sales compared to 2Q 2021, according to the following geographic areas.

	2Q 2022	2Q 2021	Delta €	Delta %

North America	31.3	35.2	(3.9)	(11.0)%

Greater China	13.3	10.7	2.6	24.1%

West & South Europe	40.6	31.8	8.7	27.4%

Emerging Markets	13.1	14.1	(1.0)	(7.3)%

Rest of the World*	13.7	13.6	0.1	1.0%

Total	112.0	105.5	6.5	6.2%

Figures in €/million, except percentage
*Include South and Central America, Rest of APAC.

The decline in the North American Market was mainly due to the temporary closure for the first two months of the quarter of the Group’s factory plant in Shanghai, manufacturing Natuzzi Editions upholstered products for USA and Canada.

The performance of invoiced sales in the Emerging Markets is mostly the result of the impact that the war in Ukraine had on our retail and commercial operations in Eastern Europe.

C. Distribution

During 2Q 2022, the Group distributed its branded collections in 101 countries, according to the following table.

	Direct Retail	FOS**	Galleries**	Total June 30, 2022
North America	12	8	197	217
West & South Europe	35	100	132	267
Greater China	25(1)	353	─	378
Emerging Markets	─	76	140	216
Rest of the World	16*	86	86	188
Total	88	623	555	1,266

* It includes 11 Natuzzi galleries (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.
** Managed by independent partners.
(1) All directly operated by our Joint Venture in China. As the Natuzzi Group owns a 49% stake in the Joint Venture and does not control it, we consolidate only the sell-in from such DOS.

During 2Q 2022, Group’s direct retail invoiced sales amounted to €22.0 million, an increase of 14.1% compared to 2Q 2021, mainly due to the positive momentum in our DOS located in the U.S. (+20.0% compared to 2Q 2021).

In 2Q 2022, invoiced sales from franchise stores amounted to €46.6 million, an increase of 38.8% compared to 2Q 2021.

We continue executing our strategy to become a Brand Retailer and improve the quality of our distribution network. The weight of the business generated by the retail network (DOS and FOS) on total upholstered and home furnishings business in 2Q 2022 was 61.2% compared to 50.1% in 2Q 2021.

During the first six months of 2022, we added 49 Natuzzi franchise stores to our distribution network, of which 38 located in China, three in Brazil and two in each of the US and Italy.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 2Q 2022, invoiced sales from the wholesale channel amounted to €43.4 million, a decrease of 17.5% compared to 2Q 2021, mainly due to lower deliveries to North America of unbranded and Natuzzi Editions products, manufactured in our Shanghai factory which was closed in April and May. The Company has just set up a new commercial organization, dedicated specifically to large wholesale distributors in the USA that will be increasingly served through our outsourcing program, with the aim to enhance competitiveness, improve the service level and develop business.

The Company will strategically continue to improve the quality of its distribution as it intends to decrease the presence in the wholesale distribution to favor the retail channel, so to exert a better control on the distribution of its branded products in terms of merchandising, advertising and pricing, coherently with the values and the positioning of the Natuzzi brands.

2Q 2022 Gross margin

In 2Q 2022, we had a gross margin of 31.4%, as compared to 36.1% in 2Q 2021, mainly as a result of continued rising raw materials prices and energy costs, that more than offset the improved sales-mix in the quarter and pricelist revision applied in response to inflationary pressure. In addition, as anticipated, fixed costs in our Shanghai plant were not adequately leveraged by the low level of operating rate following the lockdown imposed by local authorities to contain the virus in the Shanghai area.

As previously disclosed, as pricing adjustments on our products are reflected in the delivered sales and not when a written order is confirmed by the customer, and since it takes up to 4 months for an order to be programmed, manufactured and then delivered to the final customer, then during times of high inflation, as the one we have been experiencing, we have difficulties in enacting price increases on our products as fast as we have incurred them from our raw material suppliers. Provided that prices of raw materials do not further worsen, we expect our price adjustments to be fully factorized in the top line in the second half of the year.

We remain vigilant in finding alternative solutions to reduce the pressure on gross margin from rising inputs costs, as we do not see yet signs for a reverting trend in the cost of materials and energy.

2Q 2022 Operating expenses

During 2Q 2022, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were €35.6 million (or 30.5% on revenues), compared to €37.7 million (or 34.8% on revenues) in 2Q 2021

In particular, in 2Q 2022 transportation costs were 11.1% of revenue as compared to 12.9% in 2Q 2021 mainly as a result of a different geographic mix (lower deliveries of products through the most expensive routes from China to North America). During the quarter, we have seen first signs of inversion in transportation costs especially for the long Asia-North American route, representing about 75% of our total transportation costs.

Comparability of 2q 2022 OPERATING RESULT vs 2q 2021

During 2Q 2021, the Group benefitted from the salary and wage subsidy program introduced by the different countries, Italy in particular, as well as in some European countries, as part of public support measures extended to manufacturers in response to the COVID-19 pandemic. Such governmental measures allowed the Group to pay temporarily laid-off workers and employees a reduced salary or wage for a certain period, included 2Q 2021, and were recorded as a reduction in the labor costs within the cost of sales, selling expenses and administrative expenses.

As the vaccination campaigns have begun to prove effective, such COVID-19 related support measures were withdrawn and not confirmed in 2022 by governments in Italy and Europe. The benefits received by the Group in 2Q 2021 for such measures were approximately €1.4 million. The operating result in 2Q 2021 was positively affected by these interventions which were not renewed in 2Q 2022.

KEY RESULTS SUMMARY: FIRST SIX MONTHS OF 2022

During the first six months of 2022, the Company reported the following results:

─ Total revenue of €235.4 million, an increase of 12.1% compared to first six months of 2021 and 18.7% compared to the first six months of the pre-pandemic 2019.
─ We had a gross margin of 32.8%, from 36.2% and 29.1% reported in the first six months of 2021 and 2019, respectively.
─ Depreciation and amortization for the period, which include the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €10.7 million, compared to €10.4 million and €11.5 million in in the first six months of 2021 and 2019, respectively.
─ We had an operating profit of €2.5 million, compared to an operating profit of €4.8 million in 2021 first half, which benefitted also from €4.2 million of higher savings deriving from the adoption, mainly in Italy, of temporary public measures on the cost of labor, most of which were COVID-related. Such benefits were not renewed in 2022. The €2.5 million operating profit compares to an operating loss of (€10.8) million reported for the first six months of 2019.
─ We had a profit after tax for the period of €0.7 million, which compares to a profit after tax of €5.9 million in 2021 that included a one-off gain of €4.8 million from the disposal of a formerly wholly owned subsidiary of the Company, as part of Natuzzi’s strategy to streamline its operating model. The €0.7 million profit after tax compares to a loss after tax of (€15.2) million reported for the first six months of 2019.

Balance sheet and cash flow

During the first six months of 2022, €10.2 million of net cash were provided by operating activities as a result of:

─ profit for the period of €0.7 million.
─ adjustments for non-monetary items of €12.5 million, of which depreciation and amortization of €10.7 million.
─ €2.1 million of cash provided by working capital mainly as a result of higher advance payments from customers and lower advance payments to suppliers for €3.7 million, higher trade and other payables for €6.8 million, partially offset by higher inventories for (€7.2) million.
─ interest and taxes paid of (€5.1) million.

During the first six months of 2022, (€3.6) million of cash were used in investing activities, as a result of (€4.7) million of cash invested in capital expenditures and €1.1 million of cash collected in connection with the completion of the sale transaction of a former Company’s subsidiary.

In the same period, (€1.9) million of cash were used in financing activities, due to (€2.6) million for the repayment of long-term borrowing, (€2.8) million for short-term borrowing and (€5.4) million for lease repayment, partially offset by €4.0 million provided by a long-term loan made available by the Italian government as part of the COVID-19 measures to support businesses, and €4.9 million as a capital contribution by the Vietnamese partner who acquired a 20% stake in Natuzzi Singapore.

As a result, as of June 30, 2022, cash and cash equivalents was €59.8 million compared to €51.2 million as of March 31, 2022 and €53.5 million as of December 31, 2021.

As of June 30, 2022, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of €7.6 million compared to (€4.1) million as of March 31, 2022, and (€0.1) million as of December 31, 2021.

***********

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)
	Second quarter ended on		Change	Percentage of revenue
	30-Jun-22	30-Jun-21%		30-Jun-22	30-Jun-21
Revenue	116.9	108.4	7.8%	100.0%	100.0%
Cost of Sales	(80.2)	(69.3)	15.8%	-68.6%	-63.9%
Gross profit	36.7	39.2	-6.4%	31.4%	36.1%
Other income	1.8	1.7		1.5%	1.5%
Selling expenses	(28.7)	(31.1)	-7.7%	-24.5%	-28.7%
Administrative expenses	(8.6)	(8.2)	4.6%	-7.3%	-7.6%
Impairment on trade receivables	(0.1)	─		-0.1%	0.0%
Other expenses	(0.0)	(0.1)		0.0%	-0.1%
Operating profit/(loss)	1.1	1.5		0.9%	1.4%
Finance income	0.0	0.0		0.0%	0.0%
Finance costs	(2.0)	(1.7)		-1.7%	-1.6%
Net exchange rate gains/(losses)	0.6	0.2		0.5%	0.1%
Gain from disposal and loss of control of a subsidiary	─	─		0.0%	0.0%
Net finance income/(costs)	(1.4)	(1.5)		-1.2%	-1.4%
Share of profit/(loss) of equity-method investees	(0.2)	0.9		-0.2%	0.8%
Profit/(Loss) before tax	(0.5)	0.8		-0.4%	0.8%
Income tax expense	(0.1)	(0.9)		-0.1%	-0.8%
Profit/(Loss) for the period	(0.6)	(0.1)		-0.5%	-0.1%
Profit/(Loss) attributable to:
Owners of the Company	(1.0)	0.2
Non-controlling interests	0.4	(0.2)

Profit/(loss) per Ordinary Share	(0.02)	0.00
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)
	Six months ended on		Change	Percentage of revenue
	30-Jun-22	30-Jun-21%		30-Jun-22	30-Jun-21
Revenue	235.4	209.9	12.1%	100.0%	100.0%
Cost of Sales	(158.1)	(134.0)	18.0%	-67.2%	-63.8%
Gross profit	77.3	76.0	1.8%	32.8%	36.2%
Other income	2.8	3.0		1.2%	1.4%
Selling expenses	(60.2)	(58.9)	2.3%	-25.6%	-28.0%
Administrative expenses	(16.9)	(15.3)	10.6%	-7.2%	-7.3%
Impairment on trade receivables	(0.4)	─		-0.2%	0.0%
Other expenses	(0.1)	(0.1)		0.0%	0.0%
Operating profit/(loss)	2.5	4.8		1.1%	2.3%
Finance income	0.0	0.0		0.0%	0.0%
Finance costs	(3.7)	(3.3)		-1.6%	-1.6%
Net exchange rate gains/(losses)	1.7	(0.6)		0.7%	-0.3%
Gain from disposal and loss of control of a subsidiary	─	4.8		0.0%	2.3%
Net finance income/(costs)	(2.0)	0.8		-0.9%	0.4%
Share of profit/(loss) of equity-method investees	0.8	2.0		0.3%	0.9%
Profit/(Loss) before tax	1.3	7.6		0.6%	3.6%
Income tax expense	(0.6)	(1.7)		-0.3%	-0.8%
Profit/(Loss) for the period	0.7	5.9		0.3%	2.8%
Profit/(Loss) attributable to:
Owners of the Company	(0.0)	5.8
Non-controlling interests	0.7	0.1

Profit/(loss) per Ordinary Share	(0.00)	0.11

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Jun-22	31-Dec-21

ASSETS
Non-current assets	182.9	189.6
Current assets	215.2	200.4
TOTAL ASSETS	398.1	390.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	90.4	82.3
Non-controlling interests	4.2	1.5
Non-current liabilities	100.6	107.5
Current liabilities	202.9	198.7
TOTAL EQUITY AND LIABILITIES	398.1	390.0
Natuzzi S.p.A. and Subsidiaries Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-22	31-Dec-21

Net cash provided by (used in) operating activities	10.2	0.5

Net cash provided by (used in) investing activities	(3.6)	7.0

Net cash provided by (used in) financing activities	(1.9)	(2.0)

Increase (decrease) in cash and cash equivalents	4.7	5.5

Cash and cash equivalents, beginning of the year	52.2	46.1

Effect of movements in exchange rates on cash held	1.7	0.6

Cash and cash equivalents, end of the period	58.6	52.2

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-22	31-Dec-21
Cash and cash equivalents in the statement of financial position	59.8	53.5
Bank overdrafts repayable on demand	(1.2)	(1.2)
Cash and cash equivalents in the statement of cash flows	58.6	52.2

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 700 mono-brand stores and 566 galleries as of June 30, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

For information:
Natuzzi Investor Relations
James Carbonara | tel. +1 (646)-755-7412 | James@haydenir.com
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: SEPTEMBER 30, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi